Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 22, 2007, relating to the consolidated financial statements and financial statement schedule of Nordstrom, Inc. (which report expressed in unqualified opinion and included an explanatory paragraph regarding the change in accounting for stock-based compensation upon adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Nordstrom, Inc. for the fiscal year ended February 3, 2007, and the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Seattle, Washington
November 28, 2007